FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 28, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: March 28, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

March 28, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated March 28, 2005

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Brien Gately or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

bgately@tirc.com or wwallace@tirc.com

www.amshomecare.com

FOR IMMEDIATE RELEASE

AMS Homecare Obtains Exclusive UWB Technology Rights

  Advanced Technology Increases Systems’ Capabilities

  Advantages For Hospitals, Senior and Healthcare Facilities

VANCOUVER, British Columbia, March 28, 2005—AMS Homecare Inc. (OTCBB: AHCKF)  announced today that it has entered into a binding agreement with Wireless 2000 of Burnaby, British Columbia (www.wireless2000.com) to acquire the exclusive distribution rights to distribute its products into the health care, residential elder care, medical offices and hospital markets in North America,

AMS said Wireless 2000 has developed a patent pending Ultra Wideband (UWB) technology.  It has agreed to develop and provide to AMS Homecare a human Heart and Respiration Rate Monitor (HRRM) and a Precision Location & Tracking System (PLT) for locating and tracking patients and equipment around hospitals and healthcare facilities.

Terms of the agreement call for Wireless 2000 to deliver a commercial product to AMS within one year.  AMS will pay CDN$350,000 in total over this period to Wireless 2000 for the exclusive distribution rights.  AMS will also pay a 15% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.

The HRRM will consist of a small, lightweight, ultra-low emission UWB device suitable for monitoring elderly patients. The device will continuously send heart and respiration rate information to a designated monitoring station using conventional wireline or wireless communication technology.

AMS described the Precision Location & Tracking (PLT) system as a low cost, low maintenance, Real-Time system based on Ultra Wideband Technology.  The system will have several receivers and a large number of tags (transmitters).  A small, battery operated UWB transmitter tag that periodically emits a unique identifying code will be attached to each monitored patient.   In a hospital environment, doctors, nurses, caregivers or “wandering” patients whose location needs to be monitored, could wear tags.

Ms. Rani Gill, AMS president, stated “The introduction of these products will further increase revenues for the company and provide a real benefit to care facilities.  There are numerous advantages of this UWB-based system over conventional RFID.  These include that it is extremely low power making it more suitable to be used in the presence of other medical equipment without causing interference; it is capable of resolving location and existence in two or three dimensions; penetrating walls and other structures; and it is virtually undetectable due to its extremely low power, making its transmissions secure.”

AMS Homecare said the introduction of UWB technology with its IER Systems Software allows AMS to become a leader in this field and will further enhance the IER System’s remote diagnostics and monitoring capabilities, for senior and health care facilities.  “The system will be able to precisely locate doctors, nurses, patients, and equipment within the building, saving the institution both time and money.  The benefits to the homecare facility will be enormous,” stated AMS chief executive officer Mr. Harj Gill.

AMS Homecare said in an announcement on February 23, 2005 that its IER Systems division is launching its new, updated software to enhance remote diagnostics and monitoring equipment for senior and health care facilities.   IER Systems 2005 is scheduled to be fully operational by the end of March.  “Combined with the UWB technology from Wireless 2000, we believe the IER system will be the most advanced available,” Gill stated.

Wireless 2000 is a progressive research and development company bringing together highly qualified specialists with advanced academic degrees and extensive practical experience in RF, wireless communications, and Ultra WideBand (UWB) technology. The company provides comprehensive contract design, product development, and R&D services. At present, the company is focused on leveraging their experience in RF and wireless communications to exploit new market opportunities made available by the recent FCC decision to approve the deployment of UWB technology.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

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